UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-40758

GDEV Inc.

(Translation of registrant’s name into English)

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35722580040

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 17, 2026, Andrey Fadeev, Chief Executive Officer and Chairman of the board of directors of GDEV Inc. (NASDAQ: GDEV) (the “Company”), informed the Company that he has purchased 2,730,384 GDEV Inc. ordinary shares from Boris Gertsovskiy, the co-founder of the Company and a former Company director, in a private placement transaction (the “Share Purchase”). Following the Share Purchase, Mr. Fadeev beneficially owns 6,709,391 GDEV Inc. ordinary shares, or 37.0% of the Company’s issued and outstanding shares as of December 31, 2025, and Mr. Gertsovskiy has divested himself of the entirety of his remaining shareholding in the Company. The Share Purchase was conducted by Mr. Fadeev solely in a personal capacity and not in connection with his role as CEO and/or Chairman of the Company, nor was Mr. Fadeev acting in concert with the Company in any manner in relation to the Share Purchase.

On March 17, 2026, Mr. Fadeev filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) to report the Share Purchase, and Mr. Gertsovskiy filed an amendment to his Schedule 13G with the SEC to report the reduction of his shareholding to zero.

In connection with the Share Purchase, Mr. Gertsovskiy has irrevocably transferred to Mr. Fadeev all of his rights arising under the Company’s Memorandum and Articles of Association to appoint, jointly with Mr. Fadeev, directors to the Company’s board of directors, and has irrevocably waived such appointment rights in favor of Mr. Fadeev.

On March 17, 2026, the Company issued a press release in relation to the Share Purchase, a copy of which is furnished as Exhibit 99.1 hereto.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-280580 and File No. 333-282062) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2026

GDEV Inc.

By:	/s/ Alexander Karavaev
Name: Alexander Karavaev
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated March 17, 2026